Exhibit 12.1

Simmons First National Corporation

 Computation of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividend

	Three Months Ended
(In thousands, except ratios)	March 31,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Fixed Charges:
Interest on deposits	$3,654	$2,944	$15,248	$9,079	$8,399	$10,625	$14,925
Interest on borrowings	1,736	1,349	7,105	4,892	3,864	4,992	5,471
Estimated interest on rental expense	558	578	2,167	1,663	1,264	936	617
Fixed charges before preferred stock dividends	5,948	4,871	24,520	15,634	13,527	16,553	21,013
Preferred stock dividends pre-tax income requirements	39	43	423	-	-	-	-

Total combined fixed charges and preferred stock dividends, including interest on deposits (A)	5,988	4,914	24,943	15,634	13,527	16,553	21,013
Less: Interest on deposits	3,654	2,944	15,248	9,079	8,399	10,625	14,925

Total combined fixed charges and preferred stock dividends, excluding interest on deposits (B)	$2,334	$1,970	$9,695	$6,555	$5,128	$5,928	$6,088

Earnings:
Pretax income from continuing operations	$35,099	$12,891	$107,007	$50,290	$32,536	$40,015	$35,799
Fixed charges including interest on deposits	5,948	4,871	24,520	15,634	13,527	16,553	21,013
Earnings, including interest on deposits (C)	41,047	17,762	131,527	65,924	46,063	56,568	56,812
Less: Interest on deposits	3,654	2,944	15,248	9,079	8,399	10,625	14,925
Earnings, excluding interest on deposits (D)	$37,393	$14,818	$116,279	$56,845	$37,664	$45,943	$41,887

Ratio of earnings to combined fixed charges and preferred dividend:
Including interest on deposits (C /A)	6.86	3.61	5.27	4.22	3.41	3.42	2.70
Excluding interest on deposits (D / B)	16.02	7.52	11.99	8.67	7.35	7.75	6.88